

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 10, 2008

Mr. David C. Ferguson
Vice President-Finance and Chief Financial Officer
TransGlobe Energy Corporation
605 Fifth Avenue SW, Suite 2500
Calgary, Alberta, Canada T2P 3H5

> **Re: TransGlobe Energy Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2007**
> **Filed March 26, 2008**
> **File No. 1-31891**

Dear Mr. Ferguson:

We have completed our review of your 2007 Form 40-F, and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief